# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Funko, Inc., CIK 0001704711
CUSIP: 361008105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, Washington (WA), 98201
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001807878

## Reporting persons
- Working Capital Advisors (UK) Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,510,238; sole dispositive power 0; shared dispositive power 2,510,238; aggregate amount beneficially owned 2,510,238 (4.6% of the class)
- Working Capital Management Pte. Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,510,238; sole dispositive power 0; shared dispositive power 2,510,238; aggregate amount beneficially owned 2,510,238 (4.6% of the class)
- Hsiang-Tze Kenneth Chan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,510,238; sole dispositive power 0; shared dispositive power 2,510,238; aggregate amount beneficially owned 2,510,238 (4.6% of the class)
- Working Capital Partners, Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,510,238; sole dispositive power 0; shared dispositive power 2,510,238; aggregate amount beneficially owned 2,510,238 (4.6% of the class)
- High Street Partners, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Funko, Inc.
Address of issuer's principal executive offices: 2802 WETMORE AVE, EVERETT, WASHINGTON, 98201

## Item 2. Person Filing
Name of person filing: This Amendment No. 4 to the Schedule 13G is being filed by Working Capital Partners, Ltd. ("Working Capital Fund"), High Street Partners, Ltd. ("High Street" and together with Working Capital Fund, the "Private Funds"), Working Capital Advisors (UK) Ltd. (the "Investment Manager"), Working Capital Management Pte. Ltd. (the "Parent Company"), and Kenneth Chan, who are collectively referred to as the "Reporting Persons." Kenneth Chan is the sole owner of the Parent Company. The Parent Company is the sole owner of the Investment Manager. The Investment Manager serves as the investment manager to the Private Funds. The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 6, 2025, a copy of which was filed with Amendment No. 4 to the Schedule 13G filed by the Reporting Persons as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
Queripel House
Unit 2
1 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship:
Working Capital Partners, Ltd. - Cayman Islands
High Street Partners, Ltd. - Cayman Islands
Working Capital Advisors (UK) Ltd. - United Kingdom
Working Capital Management Pte. Ltd. - Singapore
Kenneth Chan - Singapore citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Working Capital Partners, Ltd. - 2,510,238 shares
High Street Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 2,510,238 shares
Working Capital Management Pte. Ltd. - 2,510,238 shares
Kenneth Chan - 2,510,238 shares

** Shares reported herein for the Investment Manager, the Parent Company and Kenneth Chan represent Class A Common Stock beneficially owned and held of record by the Private Funds for which the Investment Manager serves as the investment manager. The Parent Company is the sole owner of the Investment Manager. Kenneth Chan is the sole owner of the Parent Company.
Percent of class:
Working Capital Partners, Ltd. - 4.6%
High Street Partners, Ltd. - 0.0%
Working Capital Advisors (UK) Ltd. - 4.6%
Working Capital Management Pte. Ltd. - 4.6%
Kenneth Chan - 4.6%
Sole power to vote or to direct the vote:
Working Capital Partners, Ltd. - 0 shares
High Street Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to vote or to direct the vote:
Working Capital Partners, Ltd. - 2,510,238 shares
High Street Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 2,510,238 shares
Working Capital Management Pte. Ltd. - 2,510,238 shares
Kenneth Chan - 2,510,238 shares
Sole power to dispose or to direct the disposition:
Working Capital Partners, Ltd. - 0 shares
High Street Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 0 shares
Working Capital Management Pte. Ltd. - 0 shares
Kenneth Chan - 0 shares
Shared power to dispose or to direct the disposition:
Working Capital Partners, Ltd. - 2,510,238 shares
High Street Partners, Ltd. - 0 shares
Working Capital Advisors (UK) Ltd. - 2,510,238 shares
Working Capital Management Pte. Ltd. - 2,510,238 shares
Kenneth Chan - 2,510,238 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Working Capital Advisors (UK) Ltd.: Wai Keng Kwok, Director (06/06/2025)
- Working Capital Management Pte. Ltd.: Wai Keng Kwok, Director (06/06/2025)
- Hsiang-Tze Kenneth Chan: Kenneth Chan, Self (06/06/2025)
- Working Capital Partners, Ltd: Wai Keng Kwok, Director (06/06/2025)
- High Street Partners, Ltd.: Wai Keng Kwok, Director (06/06/2025)